                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-72658

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 3, 2002)

                        ADVANTICA RESTAURANT GROUP, INC.
                                HAS AMENDED ITS

                               OFFER TO EXCHANGE
                                  $204,050,000
                         12 3/4% SENIOR NOTES DUE 2007
                         OF DENNY'S HOLDINGS, INC. AND
                        ADVANTICA RESTAURANT GROUP, INC.
                                      FOR
                            $265,000,000 OUTSTANDING
                         11 1/4% SENIOR NOTES DUE 2008
                      OF ADVANTICA RESTAURANT GROUP, INC.

     The purposes of this prospectus supplement are to (1) describe changes to the terms of Advantica's offer to exchange new senior notes to be jointly issued by Denny's Holdings and Advantica, which we refer to as the new notes, for up to $265,000,000 aggregate principal amount of outstanding 11 1/4% senior notes due 2008 of Advantica, which we refer to as the old notes, as originally described in the prospectus dated January 3, 2002, pursuant to which the exchange offer is being made, and (2) provide an update of recent developments relating to our fourth quarter and year-end operating results and the FRD bankruptcy proceeding. The information in this prospectus supplement should be read in conjunction with the prospectus to which this prospectus supplement is attached.

                             ---------------------

     INVESTING IN THE NEW NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 12 OF THE PROSPECTUS FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THIS EXCHANGE OFFER AND AN INVESTMENT IN THE NEW NOTES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                   CHANGES TO THE TERMS OF THE EXCHANGE OFFER

     Advantica has modified its offer to exchange new notes to be jointly issued by Denny's Holdings and Advantica for Advantica's old notes as follows:

- Advantica's offer to exchange, as previously extended to 5:00 p.m., New York City time, on March 15, 2002, and as amended hereby, is further extended to 5:00 p.m., New York City time, on March 22, 2002, at which time the offer will expire unless further extended by means described in the prospectus.

- Advantica has waived the condition of the exchange offer that a minimum of $160,000,000 aggregate principal amount of old notes be validly tendered and accepted on or prior to the expiration date and has amended the conditions to the exchange offer to provide that consummation of the exchange offer is now conditioned on at least $60,000,000 aggregate principal amount of old notes having been validly tendered and accepted on or prior to the expiration date.

- Advantica has waived the requirement that old notes may be tendered and will be accepted for exchange only in denominations of $1,000 principal amount or integral multiples thereof. As provided in the prospectus, new notes will be issued only in integral multiples of $1,000, and Advantica will pay cash in lieu of issuing new notes in a lesser principal amount.

           The date of this prospectus supplement is March 15, 2002.
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- Advantica has modified three covenants in the new notes indenture as follows:

     -- Limitation on Restricted Payments has been modified to increase the amount of old notes that may be repurchased, redeemed or otherwise acquired or retired for value from $50 million to an amount, not less than $50 million, equal to the sum of $50 million plus 50% of the difference between $160 million and the amount of old notes tendered and accepted pursuant to this exchange offer. Specifically, clause (8) of the second paragraph of such covenant as set forth in the prospectus will provide as follows:

               "(8) after the date on which a bankruptcy court enters an order closing the FRD Chapter 11 Case, the repurchase, redemption or other acquisition or retirement for value of Old Notes by Advantica for consideration in an aggregate amount not to exceed an amount, not less than $50 million, equal to the sum of $50 million plus 50% of the difference between $160 million and the amount of old notes tendered and accepted pursuant to this exchange offer; provided, however, that no Default or Event of Default shall have occurred and be continuing at the time of any such repurchase, redemption or other acquisition or retirement;"

     -- Limitation on Additional Indebtedness and Issuance of Disqualified Stock has been modified to increase the amount of additional indebtedness (in addition to the other forms of permitted additional indebtedness enumerated therein) that may be incurred from $50 million to the difference between $250 million and the amount of new notes issued pursuant to this exchange offer, subject to the proviso indicated below. Specifically, subclause (e) of clause (1) of the third paragraph of such covenant will provide as follows:

               "(e) constituting additional Indebtedness in an aggregate principal amount (including any Indebtedness incurred to refund or refinance such Indebtedness) at any one time outstanding equal to the difference between $250 million and the aggregate principal amount of new notes issued on the date of the indenture, whether incurred under the Credit Agreement or otherwise; provided, however, that no more than $50 million of such additional Indebtedness incurred pursuant to this subclause
               (e) shall be secured by a consensual Lien or be incurred by Advantica or any Subsidiary of Advantica other than Denny's Holdings,"

     -- Limitation on Dividends and Other Payment Restrictions Affecting
       Subsidiaries has been modified to increase the amount of additional indebtedness in the exclusion therefrom relating to encumbrances or restrictions existing under or by reason of additional indebtedness (in addition to the exclusions therefrom relating to other forms of permitted additional indebtedness enumerated therein) from $50 million to the difference between $250 million and the amount of new notes issued pursuant to this exchange offer. Specifically, clause (g) of such covenant will provide as follows:

               "(g) additional Indebtedness in an aggregate principal amount at any one time outstanding equal to the difference between $250 million and the aggregate principal amount of new notes issued on the date of the indenture,"

     In addition to the provisions set forth above, the new notes indenture will be modified to make changes consistent with and necessary to effectuate the intent of the modifications described above.

     You may withdraw tendered outstanding old notes at any time prior to the expiration of the exchange offer, as extended as indicated above.

     Although the changes set forth in this prospectus supplement are not reflected in the letter of transmittal or other documents related to the exchange offer, Advantica will not distribute new documents reflecting these changes. Holders of old notes who have previously tendered their old notes by delivery of physical certificates in proper form for transfer or by compliance with procedures for book-entry transfer (along with delivery by the registered holders of a properly completed letter of transmittal or facsimile thereof), as provided in the prospectus, need not re-tender their securities in order to participate in the exchange as amended hereby. Holders of old notes who have not yet tendered their old notes, but desire to do so, should use the originally distributed letter of transmittal in order to tender their old notes. The letter of transmittal and all other required documents must be delivered to the Exchange Agent prior to 5:00 p.m., New York City time, March 22, 2002, in the manner set forth in the prospectus under "The Exchange Offer -- Procedures for Tendering" and on the outside back cover of the prospectus to which this prospectus supplement is attached. All holders who have previously tendered or who tender old notes pursuant to the offer to exchange will, subject to acceptance of such tenders by Advantica, participate in the exchange on the basis of the prospectus, as amended by the terms and provisions described in this prospectus supplement.

     Except as expressly modified as indicated above, the exchange offer and the terms of the new notes offered in the exchange as described in the prospectus have not been modified or amended. Please refer to the prospectus to which this prospectus supplement is attached for additional information.

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

     Advantica reserves the right to extend, delay or amend further or to terminate the exchange offer as provided in the prospectus.

                              RECENT DEVELOPMENTS

     Our condensed consolidated operating results for the fourth quarter and for the year ended December 26, 2001 were as follows (unaudited):

FOURTH QUARTER RESULTS

     Revenue at Denny's company-owned restaurants for the fourth quarter of 2001 decreased to $224.4 million from $251.0 million in the prior year quarter as a result of a 115-unit net reduction in company restaurants, partially offset by a 3.4% increase in same-store sales. The reduction in company restaurants during 2001 included 59 refranchising transactions and the closing of 61 underperforming stores. EBITDA decreased to $27.0 million from $43.2 million in the prior year quarter. As stated in the prospectus, we define "EBITDA" as operating income before depreciation, amortization and charges for restructuring and impairment. Our measure of EBITDA as defined may not be comparable to similarly titled measures reported by other companies. The decrease in EBITDA was primarily attributable to $11.7 million less in refranchising gains and, to a lesser extent, the lower company restaurant base and reduced operating margins. Higher company restaurant operating costs as a percentage of sales were attributable to additional store-level labor and benefits as well as continued increases in repairs and maintenance expenditures. Higher occupancy costs as a percentage of sales were due to an adjustment that lowered general liability insurance expense by $3.5 million in the prior year quarter.

     Franchise and licensing revenue increased approximately 7.0% to $22.5 million compared with $21.0 million in the prior year quarter, while franchise operating income increased to $12.9 million from $7.7 million in last year's quarter. The increase in franchise revenue resulted from a net 42-unit increase in franchised and licensed units compared with the prior year quarter. In addition to the unit increase, the improvement in franchise operating income is attributable to $2.4 million of bad debt expense recorded in last year's quarter. During the quarter, Denny's system-wide opened 13 restaurants and closed 40, resulting in 1,749 restaurants at the end of the fourth quarter.

     We reported a loss from continuing operations for the quarter of $39.5 million, or $0.98 per diluted common share, compared with last year's fourth quarter loss of $26.6 million, or $0.66 per diluted common share. This year's fourth quarter results include amortization of excess reorganization value of $6.9 million compared with $10.5 million last year. Also, this year's fourth quarter results include a restructuring charge of $8.4 million compared with a similar charge of $5.3 million last year. The charge this year reflects severance and other costs related to our elimination of out-of-restaurant support staff in the fourth quarter as well as the planned closure of underperforming stores. Also, this year's fourth quarter results include an impairment charge of $5.3 million compared with a similar charge of $6.4 million last year. The charge this year reflects a writedown for underperforming restaurants, including the units identified for closure.

FULL YEAR RESULTS

     Revenue at Denny's company-owned restaurants for fiscal 2001 decreased to $949.2 million from $1,080.6 million in the prior year. A 2.7% increase in same-store sales was offset by fewer company-owned units. Franchise and licensing revenue increased to $90.5 million in 2001 compared with $74.6 million in the prior year. The increase in franchise revenue resulted from additional franchised and licensed units compared with the prior year. EBITDA decreased to $135.1 million from $172.3 million in the prior year. The lower EBITDA primarily resulted from reduced gains on fewer refranchising transactions.

     For the year ended December 26, 2001, we reported a loss from continuing operations of $96.3 million, or $2.40 per diluted common share, compared with last year's loss of $82.5 million, or $2.06 per diluted common share. This year's results reflect restructuring and impairment charges of $30.5 million, while the loss last year included similar charges of $19.0 million. This year's results include amortization of excess reorganization value of approximately $28.7 million compared with $42.1 million last year. Refranchising gains decreased to $13.3 million compared with $51.2 million last year.

     On December 26, 2001, Advantica's $200 million credit facility had outstanding revolver advances of $58.7 million compared with no outstanding balances at year end 2000. The revolver advances primarily resulted from Advantica's satisfaction of the Coco's/Carrows credit facility guarantee in January 2001. Outstanding letters of credit decreased to $52.2 million from $65.3 million at year end 2000, leaving a net availability for additional borrowings of $89.1 million at the end of the 2001.

SYSTEMWIDE SALES

     For the fourth quarter ended December 26, 2001, Denny's systemwide sales, which include sales from company-owned, franchised and licensed restaurants, increased to $553 million compared with $547 million in the prior year quarter. This increase is attributable to a 2.4% gain in systemwide same-store sales, which reflects an increase of 3.4% at company units and 1.4% at franchised units. The same-store sales gain is partially offset by a 73-unit net reduction in total systemwide Denny's restaurants since the end of the same period last year.

     Denny's systemwide sales for the year ended December 26, 2001 increased by approximately 3% to $2.30 billion compared with $2.23 billion in the prior year. This increase is primarily attributable to a full-year increase in systemwide same-store sales of 1.7%, which reflects an increase of 2.7% at company units and 0.8% at franchised units.

DISCONTINUED OPERATIONS

     During the fourth quarter, revenue at FRD declined to $85.9 million from $91.6 million in the prior year quarter. EBITDA at FRD decreased to $7.4 million versus $9.0 million in the prior year quarter. FRD's revenue for fiscal year 2001 declined to $350.9 million from $371.1 million in the prior year. EBITDA at FRD decreased to $25.2 million from $35.7 million in the prior year.

PROPOSED SETTLEMENT IN FRD BANKRUPTCY PROCEEDING

     On February 19, 2002, Advantica and Denny's, along with FRD, Coco's and Carrows, entered into a stipulation and agreement of settlement, or settlement agreement, with the official committee of unsecured creditors of FRD seeking to resolve various disputes relating to the administration of FRD's pending case under Chapter 11 of the United States Bankruptcy Code. The bankruptcy court approved the settlement agreement on March 8, 2002.

     Under the terms of the settlement agreement, Denny's will allow a 120-day forbearance period (that commenced on March 8, 2002) during which the creditors' committee and FRD and its operating subsidiaries shall use their best efforts to obtain new financing to repay, at a discount, the outstanding borrowings from Denny's (approximately $48.7 million at the date of the settlement agreement), plus accrued but unpaid interest, fees and expenses. During this forbearance period, the effort to sell FRD or its assets to a third party will be suspended. If new financing sufficient to repay the outstanding borrowings from Denny's, less a $10 million discount, is obtained by the end of the forbearance period, Denny's will accept such discounted repayment amount in full satisfaction of its claims against FRD and Coco's and Carrows. If FRD is unable to obtain financing to repay this discounted repayment amount by the end of the forbearance period, FRD shall, at the election of the creditors' committee, in lieu thereof:

     - pay Denny's the proceeds of any new financing that is obtained, plus additional cash necessary for a total cash repayment to Denny's of at least $20 million,

     - issue new junior secured notes to Denny's in a principal amount equal to the amount of Coco's and Carrows' current obligations to Denny's, minus the amount of any cash paid and any applicable repayment discount as described in the settlement agreement (such junior secured notes subordinate in right of payment and as to collateral to the new financing), and

     - issue to Denny's up to 10% of the common stock in FRD dependent upon the amount of cash repaid to Denny's as described above.

     The parties have agreed to attempt to replace the outstanding letters of credit (approximately $9.6 million at the date of the settlement agreement) and cause the cash deposit provided by Denny's supporting the letters of credit to be released. If the letters of credit are not replaced, Denny's will keep them in place and allow them to terminate in the ordinary course and will receive a separate note payable from Coco's and Carrows to provide reimbursement if any letters of credit are drawn upon. Advantica will continue to provide management and information technology services pursuant to a one-year services agreement at a cost to FRD set forth in the settlement agreement.

     The settlement agreement is also conditioned upon the consent of Denny's revolving credit facility lender. If the terms of the proposed settlement agreement, including the financing described above, are satisfied, controlling interest of FRD and its subsidiaries will be transferred to the creditors of FRD.

     In light of, among other things, the operating results and financial condition of FRD and the uncertainties as to the outcome of the proposed settlement agreement outlined above, there can be no assurance that we will be able to recover any or all of the secured obligations owed to us under the Coco's/Carrows credit facility.

                                       S-4